Exhibit 4

FOR IMMEDIATE RELEASE	21 DECEMBER 2015

WPP PLC (“WPP”)

Geometry Global acquires digital CRM specialist Cacto in Mexico

WPP announces that Geometry Global, its wholly-owned brand activation agency, has acquired Cacto Arte e Ideas S.A. De C.V. (“Cacto”), a digital customer relationship management company based in Mexico.

Cacto’s unaudited gross revenues for 2015 will be close to MXP$30 million with gross assets of nearly MXP$27 million. Cacto specializes in creating CRM programs for international companies in the automotive and pharmaceutical categories. Founded in 2007, Cacto is based in Mexico City and employs 40 people.

The acquisition continues WPP’s strategy of investing in important markets and sectors such as Mexico and Latin America and digital. Collectively (including associates and investments) Group companies generate revenues of US$200 million and employ over 2,000 people in Mexico. In Latin America, WPP companies (including associates and investments) collectively generate revenues of over US$1.6 billion and employ over 21,000 people.

Geometry Global, the world’s largest brand activation agency, is one of WPP’s direct, digital, promotional and relationship marketing companies. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenues to be derived from digital in the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239